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Annual Statement as to Compliance

For the Year Ended December 31, 2018

Morgan Stanley Capital I Inc. Commercial Mortgage Pass-Through Certificates

Series 2015-C21

Morgan Stanley Capital I Inc., Commercial Mortgage Pass Through Certificates, Series 2015-C21, issued pursuant to the Pooling and Servicing Agreement dated as of February 1, 2015 (the “Pooling and Servicing Agreement”), among Morgan Stanley Capital I Inc., as Depositor, KeyBank National Association, as Master Servicer, LNR Partners, LLC, as General Special Servicer, CWCapital Asset Management LLC, as Excluded Mortgage Loan Special Servicer, Wells Fargo Bank, National Association, as Trustee and as Certificate Administrator, Certificate Registrar, Authenticating Agent and Custodian, and Situs Holdings, LLC, as Trust Advisor.

Pursuant to Section 13.2 of the Pooling and Servicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

         i.            To the best of my knowledge, Berkadia, as Sub-Servicer, is not involved with any pending litigation or governmental proceedings against us, as Sub-Servicer, as the case may be, or with respect to any of its property, that, in each such case, would be material to Certificate holders and;

       ii.            There are no affiliations of the type described in Item 1119 of Regulation AB or relationships of the type described in Item 1119 of Regulation AB that have developed following the Closing Date between the us, as Sub-Servicer and any of the Master Servicer, the Special Servicer, the Trustee or the Certificate Administrator (or any other parties identified in writing by the requesting party), as such affiliation or relationship relates to the Morgan Stanley Capital I Inc., Series 2015-C21 transaction.

Berkadia,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2019